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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                              AMENDMENT NO. 3
                                    TO
                              SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 6
                                    TO
                               SCHEDULE 13D
                 under the Securities Exchange Act of 1934

                         ARV ASSISTED LIVING, INC.
                         (Name of Subject Company)


                           EMERITUS CORPORATION
                                    and
                                EMAC CORP.
                                 (Bidder)


                   Common Stock, No Par Value Per Share
              (Including the Preferred Share Purchase Rights)
                      (Title of Class of Securities)

                               ------------

                                 00204C107
                              (CUSIP Number)


                           Raymond R. Brandstrom
                           Emeritus Corporation
                            3131 Elliot Avenue
                                 Suite 500
                        Seattle, Washington  98121
                         Telephone: (206) 298-2909
   (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of Bidder)

                                Copies to:
       Phillip R. Mills, Esq.              Michael Stansbury, Esq.
        Davis Polk & Wardwell                   Perkins Coie
        450 Lexington Avenue                  1201 Third Avenue
      New York, New York 10017                   Suite 4000
      Telephone: (212) 450-4000           Seattle, Washington 98101
                                          Telephone: (206) 583-8888

                               ------------

                             December 19, 1997
  (Date Tender Offer First Published, Sent or Given to Security Holders)

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CUSIP No. 00204C107
-------------------

1    NAMES OF REPORTING PERSONS

     Emeritus Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     WA

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,077,200

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                [X]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     6.8%

10   TYPE OF REPORTING PERSON

     CO


CUSIP No. 00204C107
-------------------

1    NAMES OF REPORTING PERSONS

     EMAC Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,077,200

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                [X]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     6.8%

10   TYPE OF REPORTING PERSON

     CO


               This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Statement"), filed December 19, 1997 by Emeritus Corporation, a Washington corporation ("Emeritus"), and EMAC Corp., a Delaware corporation (the "Bidder") and a wholly owned subsidiary of Emeritus, as amended by Amendments No. 1 and 2, relating to the Bidder's offer to purchase all outstanding shares of Common Stock, no par value per share, of ARV Assisted Living, Inc., a California corporation ("ARV"), at $17.50 per share, net to the seller in cash, upon terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Statement. This Amendment No. 3 constitutes Amendment No. 6 to the Report on Schedule 13D filed October 14, 1997 by Emeritus, as amended. Capitalized terms not separately defined herein shall have the meanings specified in the Statement.

Item 10.  Additional Information.

               (e) On January 8, 1998, ARV filed a memorandum of points and authorities in support of its motion for a preliminary injunction in the U.S. District Court for the Central District of California, Southern Division (the "ARV Brief"). For the reasons set forth in the ARV Brief, ARV argues that it is entitled to preliminary injunctive relief (i) to prevent Emeritus from electing the Emeritus Nominees unless and until Emeritus waives all the conditions to its Offer and (ii) to prevent Emeritus from further solicitation of tender of shares and solicitation of proxies in violation of the securities laws. While Emeritus does not agree with ARV's allegations in the ARV Brief, shareholders should consider ARV's views as expressed in the ARV Brief when deciding whether or not to tender their shares pursuant to the Offer to Purchase and in deciding how to vote at the forthcoming Annual Meeting.

Item 11.  Material to be Filed as Exhibits

               (g)(6) Plaintiff ARV Assisted Living, Inc.'s Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed on January 8, 1998 in United States District Court for the Central District of California, Southern Division, Case No. SA-CV-98-9-LHM (EEx).


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 1998

                                        EMERITUS CORPORATION


                                        By:  /s/ Raymond R. Brandstrom
                                             -----------------------------
                                             Name:  Raymond R. Brandstrom
                                             Title: President

                                        EMAC CORP.


                                        By:  /s/ Raymond R. Brandstrom
                                             -----------------------------
                                             Name:  Raymond R. Brandstrom
                                             Title: President